                             DeHeng Chen Chan, LLC
                            225 Broadway, Suite 1910
                               New York, NY 10007
                               Tel: (212) 608-6500
                               Fax: (212) 608-9050


                                               Sender's e-mail: wpaul@dcclaw.com
                                                                ----------------

                                February 10, 2006

Ms. Babette Cooper
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     STRONG TECHNICAL INC.
        ITEM 4.01 FORM 8-K DATED JANUARY 30, 2006
        (FILED FEBRUARY 2, 2006)
        FILE NO. 333-112111

Dear Ms. Cooper:

        This letter is submitted on behalf of Strong Technical Inc. (the "Company"), in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated February 9, 2006 (the "Staff Letter") regarding the disclosure under Item 4.01 in the Company Current Report on Form 8-K dated January 30, 2006 and filed on February 2, 2006 (File No. 333-112111). The Company is filing today Amendment No.1 to Form 8-K on Form 8-K/A with revised disclosure in response to the comments in the Staff Letter as discussed below.

        Our numbered responses below correlate to the numbers in the Staff Letter, and we have provided the text of the comments included in the Staff Letter for convenience purposes.

   1. IN THE FORM 8-K FILED FEBRUARY 2, 2006, WE NOTE THE AUDIT REPORT DATED AUGUST 8, 2005 BY CHILD, SULLIVAN AND COMPANY. WE ALSO NOTE THE REVIEW REPORT DATED JANUARY 19, 2006 BY CHILD, VAN WAGONER AND BRADSHAW PLLC. IT THUS APPEARS THAT CHILD, SULLIVAN AND COMPANY HAS MERGED WITH ANOTHER FIRM. THIS IS CONSIDERED A CHANGE IN ACCOUNTANTS. ACCORDINGLY, A FORM 8-K NEEDS TO BE FILED IN ACCORDANCE WITH ITEM 304 OF REGULATION S-B TO RECOGNIZE THE CHANGE IN ACCOUNTANTS.

        On or around January 2, 2006, Child, Sullivan & Company, the principal accountant for Henan Zhongpin Food Share Co., Ltd. (a predecessor in interest to Strong Technical Inc.) changed its accounting practice from a corporation to a professional limited liability company named Child, Van Wagoner & Bradshaw, PLLC.

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We understand that this is viewed as a change in accountants so the Company has revised its previous disclosure under Item 4.01 in the Company's Current Report on Form 8-K dated January 30, 2006 and filed on February 2, 2006 (File No. 333-112111), to include disclosure relating to this change of accountants and the circumstances relating to such change, as of January 30, 2006. A separate letter from Child, Sullivan & Company is also attached to Amendment No.1 to Form 8-K on Form 8-K/A.

   2. INCLUDE A LETTER FROM SHERB & CO., LLP ADDRESSING YOUR DISCLOSURE IN YOUR FORM 8-K FILED FEBRUARY 2, 2006 AS AN EXHIBIT TO YOUR FORM 8-K/A.

        We note the Staff's comment and Amendment No.1 to Form 8-K on Form 8-K/A being filed contains a letter from Sherb & Co., LLP.

        In connection with responding to your comments, the Company acknowledges the following:

  |X| The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  |X| Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  |X| The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                Sincerely,

                                                /s/ Wesley J. Paul
                                                ------------------
                                                Wesley J. Paul

cc:     Zhu Xianfu
        Xiaomin Chen, Esq.